

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

September 28, 2009

Dmitry Shvenderman, CEO
Hydrogen Motors, Inc.
3600 Twilight Court
Oakton, Virginia 22124

Dear Mr. Shvenderman:

      RE: **Hydrogen Motors, Inc.**
                Form 8-K dated August 5, 2009 as Amended
                Filed September 25, 2009
                File No. 333-154866

Dear Mr. Shvenderman:

      We have completed our review of your Form 8-K and subsequent amendments to Form 8-K and do not, at this time, have any further comments.

                      Sincerely,

                      Jeffrey Jaramillo
                      Accounting Branch Chief